December 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	James Lopez, Staff Attorney

Christopher Dunham, Staff Attorney

Howard Efron, Staff Accountant

Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2020

Filed March 17, 2021

File No. 001-37775

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2021, with respect to the Partnership’s Form 20-F for Fiscal Year Ended December 31, 2020 (the “BBU 2020 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

1.	We note your response to comment 2 and that you plan for future filings to disclose and clearly label all material components of ‘Other income (expense), net,’ in your reconciliation of Non-IFRS Measures to IFRS Measures. Please confirm that you will also quantify those material components in your future filings or provide a note to state that no individual component was considered quantitatively material when considered in respect to net income. Further, please provide quantification for all listed items related to the caption "Other income (expense), net" for the fiscal years ended 2020 and 2019 and the latest interim periods within a supplemental response. Additionally, apply this comment to the second bullet point of prior comment 3.

The Partnership acknowledges the Staff’s comment and confirms that in future filings, with respect to its reconciliation of Non-IFRS Measures to IFRS Measures, the Partnership will quantify all material components of ‘Other income (expense), net’ or, in the alternative, will disclose that no individual component of ‘Other income (expense), net’ was considered quantitatively material when considered in respect to net income.

BROOKFIELD BUSINESS PARTNERS L.P.

73 FRONT STREET, HAMILTON HM 12, BERMUDA

T +1 441.294.1443        bbu.brookfield.com

The Partnership advises the Staff that below sets forth a quantification of each item included in ‘Other income (expense), net’ in its reconciliation of Adjusted EBITDA and Adjusted FFO for the three- and nine-months ended September 30, 2021, and the fiscal years ended 2020 and 2019:

(US$, MILLIONS)	Three months ended September 30, 2021	Nine months ended September 30, 2021	Year ended 2020	Year ended 2019
Derivative and other revaluations and settlements	$55	$227	$652	$(63)
Foreign currency revaluations	14	(11)	(249)	(6)
Gain or loss on debt extinguishment/modification	(16)	(26)	258	(20)
Legal provisions, provisions and write-offs for bad debts, and other	(7)	(90)	(289)	(39)
Transaction costs	(8)	(21)	(52)	(120)
Restructuring costs	(56)	(130)	(186)	(174)
Gain or loss on disposition of property, plant and equipment (PP&E)	(3)	(26)	1	7
Other	1	(1)	(24)	15
Total other income (expense), net	$(20)	$(78)	$111	$(400)

The Partnership further advises the Staff that below sets forth a quantification of each item included in ‘Other income (expense), net in Adjusted FFO’ in its reconciliation of Adjusted FFO for the three- and nine-months ended September 30, 2021, and the fiscal years ended 2020 and 2019:

(US$, MILLIONS)	Three months ended September 30, 2021	Nine months ended September 30, 2021	Year ended 2020	Year ended 2019
Derivative and other revaluations and settlements	$-	$(4)	$(22)	$(17)
Foreign currency revaluations	-	-	-	-
Gain or loss on debt extinguishment/modification	-	-	1	-
Gain or loss on disposition of property, plant and equipment (PP&E)	-	6	2	-
Legal provisions, provisions and write-offs for bad debts, and other	-	(5)	(1)	-
Restructuring costs	-	-	-	3
Other	2	2	(5)	(1)
Total other income (expense), net in Adjusted FFO	$2	$(1)	$(25)	$(15)

2.	We note your response to the first bullet point of prior comment 3 and some of your views on the measure Company FFO. Please provide us with a detailed discussion to clarify whether you believe Company FFO is a performance measure or a liquidity measure. In light of your most recent response on the topic of usefulness of Company FFO, we note that you mentioned funding of strategic investments and we would like you to include this topic as one of the considerations you made in reaching your conclusion.

We believe users of the Partnership’s financial information utilize Company FFO (hereinafter referred to as Adjusted FFO) when evaluating the returns on invested capital generated by our businesses and the value-accretion of limited partnership units of the Partnership. Adjusted FFO reflects normal, recurring revenues and direct costs generated from the ongoing operations of its businesses and realized gains and losses on its strategic investments which permit management and investors to evaluate the performance of the Partnership’s investments over the investment lifecycle. The reference to strategic investments in the most recent response was to highlight that when the Partnership makes investments, they may be funded with a combination of debt and equity. In instances where the Partnership borrows debt to fund an investment in a business or other strategic investment, Adjusted FFO includes interest expense to take into account the cost of financing these investments and demonstrate to management and investors the Partnership’s ability to finance acquisitions at attractive rates and generate a levered return on its investments.

In addition, the Partnership submits to the Staff that it uses Adjusted FFO as a performance measure and the Partnership believes that, like net income, Adjusted FFO cannot be reasonably used as a liquidity measure as it could yield significantly different results required to evaluate liquidity for two primary reasons; first, Adjusted FFO is derived on an accrual basis and therefore does not consider changes in working-capital balances; and second, Adjusted FFO includes the Partnership’s share of earnings from its equity accounted investments rather than the cash dividends received from the Partnership’s investments during the period. Both concepts could result in periodic timing differences due to reinvestment of cash flows or financing activities at the operating business that management would assess when evaluating the Partnership’s liquidity position.

In response to the Staff’s comment, in future filings, the Partnership will revise its disclosures to clarify that Adjusted FFO, like net income (the most directly comparable IFRS measure to Adjusted FFO), is a measure of operating performance.

3.	We note your response to comment 3 and your discussion of the adjustment caption “Income tax expense (recovery) – Deferred.” Please tell us how you considered Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in your decision to exclude the impact of deferred taxes from Company FFO.

The Partnership acknowledges the Staff’s comment and notes that we use Adjusted FFO as a supplemental performance measure to help evaluate our levered return on invested capital. We considered the guidance from Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and submit to the Staff that deferred tax is not included in Adjusted FFO for the following reasons:

•	Deferred taxes recorded in the Partnership’s consolidated financial statements occur primarily due to differences in bases between accounting and tax. Upon a business combination, the Partnership records deferred tax assets or liabilities when the accounting fair values of acquired assets and liabilities as measured under IFRS 13, are different than their tax values. The Partnership excludes depreciation and amortization expense from Adjusted FFO as these items are not considered a measure of the operating performance of the business, and commensurate with this, deferred tax expense and recovery on the amortization of basis differences is also excluded from Adjusted FFO.

•	Basis differences may also arise when the Partnership records impairments on intangible or tangible assets, or unrealized fair value changes in financial instruments. Impairment expense and unrealized fair value changes in financial instruments are not reflective of the Partnership’s return on invested capital and are not normal, recurring cash operating expenses necessary for business operations, and therefore, are excluded from Adjusted FFO. Commensurate with this, deferred tax expense and recovery that result from changes in accounting basis as compared to tax basis, are excluded from Adjusted FFO.

•	A portion of the Partnership’s deferred tax recovery in the consolidated statements of operating results relates to net operating losses. These net operating losses are primarily generated by tax deductions associated with items described in the previous bullets and in some periods, net operating losses that were generated in prior periods but only recognized in the current period based on the Partnership’s ability to utilize the net operating losses. The Partnership excludes the previously unrecognized operating losses since not doing so would not be representative of the normal recurring income/losses of the Partnership’s underlying operations.

4.	We note your revised disclosure in your segment footnote of the interim financial statements for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. In future filings please further revise your disclosure to describe your reconciling items in your reconciliation from adjusted FFO to net income (loss). For example, for the nine-months ended September 30, 2021 please provide a description for the reconciling amounts of Gain (loss) on acquisitions / dispositions, net and Other income (expense), net that are excluded from adjusted FFO to clearly explain how these amounts are different from the line items similarly named, which are included in the measure.

The Partnership acknowledges the Staff’s comment and confirms that in all future filings, beginning with our Form 20-F for the year ending December 31, 2021, we will include descriptions of the material reconciling items within Adjusted FFO. For example, in future filings the Partnership will include the following to describe the reconciling items in our Adjusted FFO reconciliation:

Gain (loss) on acquisitions/dispositions, net in Adjusted FFO of $[●] represents the Partnership’s economic share of gain (loss) on dispositions of $[●] related to the disposition of the Partnership’s investment in [● subsidiary or strategic investment] of which $[●] was reported in the consolidated statements of operating results and $[●] was recorded directly in equity. Amounts in gain (loss) on acquisitions/dispositions, net excluded from Adjusted FFO of $[●] represent the Partnership’s economic share of [unrealized gains (losses)] related to [●] and [●].

Other income (expense), net in Adjusted FFO of $[●] represents the Partnership’s economic share of Other income (expense), net which comprises $[●] related to [●] and $[●] related to [●]. Other income (expense), net excluded from Adjusted FFO relates to $[●] of [●] and $[●] of [●].

5.	We note your response to comment 5 and your revised disclosure in your interim financial statements for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. We further note that your presentation and discussion of adjusted EBITDA on a consolidated and segment basis within the Segment Analysis section of your MD&A. Please tell us how your tables included on pages 17 through 21 of your MD&A, which appear to present adjusted EBITDA in the form of non-IFRS income statements, comply with Item 10(e) of Regulation S-K, Regulation G and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Assuming you continue to present adjusted EBITDA on a segment basis, please provide a reconciliation of the measure on a segment basis that complies with the requirements of Item 10(e) of Regulation S-K.

The partnership acknowledges the Staff’s comment and notes that it was not our intention to present a reconciliation in the form of a non-GAAP income statement and the partnership will revise future filings to remove such presentation. Further, the Partnership confirms that it will continue to present adjusted EBITDA on a segment basis and will revise its disclosures, beginning with the Partnership’s form 20-F for the fiscal year ending December 31, 2021, with the non-GAAP reconciliation proposed in Appendix 1.

6.	We note your presentation and discussion of adjusted FFO in the Segment Analysis of your MD&A for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. When presenting segment measures within MD&A, please separately provide a complete discussion of the reconciling items that apply to each particular segment. Refer to Question 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Partnership acknowledges the Staff’s comment and confirms that in all future filings, beginning with our Form 20-F for the year ending December 31, 2021, we will include a complete discussion of the reconciling items that apply to each of our segments in accordance with the guidance included in Question 104.02 of the Non-GAAP Financial Measure Compliance and Disclosure Interpretations.

7.	In future filings, please revise your reconciliation of adjusted EBITDA and adjusted FFO presented under Reconciliation of Non-IFRS Measures to reconcile the measures from the most directly comparable IFRS measures, similar to the proposed reconciliations provided in your response to prior comment 3 of your letter dated September 23, 2021.

The Partnership acknowledges the Staff’s comment and confirms that in all future filings, beginning with our Form 20-F for the year ending December 31, 2021, we will revise the reconciliations of Adjusted EBITDA and Adjusted FFO to reconcile such measures to the most directly comparable IFRS measures in a manner consistent with the Partnership’s response to Comment No. 3 dated November 15, 2021, with the exception of the updates noted in our response to Comment #5.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 359-8585 or Mile Kurta of Torys LLP at (212) 880-6363.

Very Truly Yours

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title:	Chief Financial Officer, Brookfield Business Partners L.P.

Appendix 1 – Adjusted EBITDA Reconciliation

Three months ended September 30, 2021 (US$ millions)	Business Services	Infrastructure Services	Industrials	Corporate & Other	Total
Net Income (Loss)	$182	$(19)	$165	$(28)	$300

Add or subtract the following:
Depreciation and amortization expense	120	171	265	-	556
Other income (expense), net(1)	8	18	(9)	3	20
Income tax (expense) recovery - Deferred	(19)	(1)	(111)	-	(131)
Income tax (expense) recovery - Current	85	6	38	(10)	119
Equity accounted income (loss)	(6)	-	(19)	-	(25)
Interest income (expense), net	64	83	207	4	358
Equity accounted Adjusted EBITDA(2)	12	40	36	-	88
Amounts attributable to non-controlling interests(3)	(283)	(158)	(401)	-	(842)
Adjusted EBITDA	$163	$140	$171	$(31)	$443

(1) Other income (expense), net corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. The components of other income (expense), net include unrealized derivative revaluation gains of $55 million, restructuring costs of $(56) million, losses on debt extinguishment/modification of $(16) million and other expenses of $(3) million.

(2) Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.

(3) Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.

Nine months ended September 30, 2021 (US$ millions)	Business Services	Infrastructure Services	Industrials	Corporate & Other	Total
Net Income (Loss)	$415	$(85)	$1,781	$(73)	$2,038

Add or subtract the following:
Depreciation and amortization expense	344	519	788	-	1,651
Impairment expense, net	(13)	-	214	-	201
Gain (loss) on acquisitions/dispositions, net	-	-	(1,823)	-	(1,823)
Other income (expense), net(1)	43	27	4	4	78
Income tax (expense) recovery - Deferred	(39)	(8)	(199)	-	(246)
Income tax (expense) recovery - Current	197	26	239	(32)	430
Equity accounted income (loss)	(4)	(6)	(51)	-	(61)
Interest income (expense), net	176	250	620	11	1,057
Equity accounted Adjusted EBITDA(2)	22	125	116	-	263
Amounts attributable to non-controlling interests(3)	(729)	(447)	(1,201)	-	(2,377)
Adjusted EBITDA	$412	$401	$488	$(90)	$1,211

(1) Other income (expense), net corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. The components of other income (expense), net include unrealized derivative revaluation gains of $227 million, restructuring costs of $(130) million, legal provisions and provisions for write-offs of bad debts and other of $(90) million, losses on debt extinguishment / modification of $(26) million, losses on disposition of property, plant and equipment of $(26) million, transaction costs of $(21) million, foreign currency revaluation of $(11) million and other expenses of $(1) million.

(2) Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.

(3) Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.

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